Exhibit (a)(5)(ii)

PUBLIC OFFER BY RFS HOLDINGS FOR ABN AMRO ORDINARY SHARES VALUED AT €38.40 PER SHARE WITH APPROXIMATELY 93% OF THE CONSIDERATION IN CASH

        THE OFFER PERIOD WILL COMMENCE ON 23 JULY 2007 AND END ON 5 OCTOBER 2007 AT 3PM AMSTERDAM TIME, UNLESS EXTENDED

        With reference to the press releases of 29 May 2007, 22 June 2007, 5 July 2007, 16 July 2007 and 20 July 2007, RFS Holdings B.V. ("RFS Holdings"), a company formed by Fortis N.V. and Fortis SA/NV ("Fortis"), The Royal Bank of Scotland Group plc ("RBS") and Banco Santander Central Hispano, S.A. ("Santander") hereby announces that RFS Holdings is offering to acquire all of the issued and outstanding ordinary shares with a nominal value of €0.56 per share (the "ABN AMRO Ordinary Shares") in the share capital of ABN AMRO Holding N.V. ("ABN AMRO") (the "Offer").

The Offer

        Under the terms of the Offer, holders of ABN AMRO Ordinary Shares ("ABN AMRO Shareholders") will receive for each ABN AMRO Ordinary Share validly tendered and not properly withdrawn:

  (i)
  €35.60 in cash; and

  (ii)
  0.296 newly issued ordinary shares with a nominal value of £0.25 per share of RBS ("New RBS Ordinary Shares"),

(collectively the "Offer Consideration").

        The Offer is made on the terms and subject to the conditions and restrictions contained in the offer document for the Offer dated 20 July 2007 (the "Offer Document"), including the listing particulars of 20 July 2007 in respect of the New RBS Ordinary Shares (the "Listing Particulars") (together, the "Offer Documents") and the other documents incorporated by reference in the Offer Documents. For the purposes of the Dutch offer rules, the Offer extends to the ABN AMRO ADSs, provided that the holders of ABN AMRO ADSs are referred to the U.S. Prospectus (as defined below), which is incorporated by reference into the Offer Document and can be obtained from the global information agent.

Offer Documents

        The Offer Documents are available to ABN AMRO Shareholders from the date hereof and as further described in the paragraph headed "Further Information; Obtaining Offer Documents". ABN AMRO Shareholders should refer to the Offer Documents, for all of the terms of and conditions and restrictions applicable to the Offer.

Offer period

        The initial offer period under the Offer will commence on 23 July 2007 and end on 5 October 2007 at 3pm, Amsterdam time, unless the initial offer period is extended in accordance with applicable offer rules.

        RFS Holdings may extend the period of time for which the Offer is open until all conditions to the Offer have been satisfied or, to the extent legally permitted, waived. Extension of the offer period may occur one or more times. ABN AMRO Ordinary Shares tendered into the Offer may be withdrawn at any time prior to the end of the offer period (including any extensions thereof). Once the offer period has ended, holders of ABN AMRO Ordinary Shares will not be able to withdraw any tendered ABN

AMRO Ordinary Shares. No withdrawal rights will apply to ABN AMRO Ordinary Shares tendered during a subsequent offering period (na-aanmeldingstermijn), if one is provided.

Procedures for tendering ABN AMRO Ordinary Shares

        ABN AMRO Shareholders who hold their shares through a financial intermediary that is an admitted institution should make their acceptance of the Offer known to the Dutch exchange agent, Fortis Bank (Nederland) N.V., through their financial intermediary before the end of the offer period. The financial intermediary may set an earlier deadline for receipt of acceptances in order to permit the financial intermediary to communicate the acceptances to the Dutch exchange agent in a timely manner. ABN AMRO Shareholders who wish to tender their shares should contact the financial intermediary through which they hold their ABN AMRO Ordinary Shares to obtain information on the deadline by which they must make their acceptance of the Offer known to their financial intermediary.

        Holders of ABN AMRO Ordinary Shares in registered form (outside Euroclear Nederland) can obtain an application form from the Dutch exchange agent to make their acceptance of the Offer known. The application form should be completed, signed and returned to:

  Fortis Bank
  Settlements Dept. A08.01.01
  P.O. Box 243
  1000 AE Amsterdam
  The Netherlands

so as to reach the Dutch exchange agent before the end of the offer period. The acceptance forms will serve as a deed of transfer with respect to the tendered shares.

        Holders of ABN AMRO Ordinary Shares in bearer form who do not hold their shares through admitted institutions can contact the Dutch exchange agent for information on how to tender their shares.

Declaring the Offer unconditional; Settlement

        The Offer is subject to the offer conditions set out in paragraph 8 of Part IX of the Offer Document. RFS Holdings will only declare the Offer unconditional if the offer conditions, including the condition that the ABN AMRO Ordinary Shares tendered in the Offer and the U.S. Offer (as defined below), on a combined basis, or which are otherwise held by RFS Holdings, represent at least 80% of the ABN AMRO Ordinary Shares on a fully diluted basis, are satisfied or, to the extent legally permissible, waived. In such case RFS Holdings will, within five Euronext Amsterdam trading days after the end of the offer period, make a public announcement confirming that the Offer is declared unconditional. RFS Holdings reserves the right to waive any of the offer conditions to the extent legally permissible.

        If the Offer is declared unconditional, New RBS Ordinary Shares and cash will be delivered to the tendering ABN AMRO Shareholders, on the terms and subject to the conditions and restrictions of the Offer, within five Euronext Amsterdam trading days.

        The Offer Consideration may be reduced by an amount equal to the amount of any distribution by ABN AMRO to the holders of ABN AMRO Ordinary Shares in excess of an interim (cash or share) dividend of €0.55 per ABN AMRO Ordinary Share (before deduction of any applicable withholding taxes) in respect of the financial year 2007 as described in further detail in the Offer Document. In certain limited circumstances as described in Part IX paragraph 17 of the Offer Document (related to the manner in which the holder of ABN AMRO Ordinary Shares chooses to hold its New RBS Ordinary Shares) a 1.5% U.K. stamp duty reserve tax charge may arise in connection with the delivery of the New RBS Ordinary Shares, which the holder of ABN AMRO Ordinary Shares will be required to pay and which will be deducted from the cash consideration to which such holder is entitled.

        If the Offer is declared unconditional, the New RBS Ordinary Shares will be listed on the London Stock Exchange and Euronext Amsterdam.

De-listing ABN AMRO Ordinary Shares

        Upon completion of the Offer, RFS Holdings, Fortis, RBS and Santander intend, among other things and depending on the level of acceptance in the Offer, to seek to cause the delisting of ABN AMRO Ordinary Shares on Euronext Amsterdam. Other risks for non-tendering ABN AMRO Shareholders are set out in the Offer Documents.

Further information; Obtaining Offer Documents

        The information in this announcement is not complete and additional information is contained in the Offer Documents. ABN AMRO Shareholders are advised to review the Offer Documents in detail and to seek independent advice when deemed appropriate in order to reach a balanced judgement on the Offer. The Offer Document contains a summary of the Offer in Dutch.

        Copies of the Offer Documents may be obtained free of charge, subject to the same restrictions as apply to the Offer, by requesting such documents in writing or by telephone from:

The global information agent D.F. King & Co., Inc. 2 London Wall Buildings, 2nd Floor London Wall, London EC2M 5PP The United Kingdom European Toll Free Help Line: 00 800 5464 5464	The Dutch exchange agent Fortis Bank (Nederland) N.V. Rokin 55 1012 KK Amsterdam The Netherlands Tel: +31 20 527 24 67.

U.S. Offer

        RFS Holdings is making the same offer to all holders of ABN AMRO Ordinary Shares who are resident in the United States and to all holders of ABN AMRO ADSs, wherever located (the "U.S. Offer"). Persons participating in the U.S. Offer should read the U.S. prospectus (the "U.S. Prospectus") contained in the Registration Statement on Form F-4 being filed with the SEC today, which can be obtained from the global information agent. The U.S. Offer is being made pursuant to the U.S. Prospectus. The Offer and the U.S. Offer have the same terms and are subject to the same conditions. The Banks and RFS Holdings will publicly file the U.S. Tender Offer Statement on Schedule TO (including all the exhibits thereto) (the "Schedule TO") with the SEC and make available the letters of transmittal and forms of acceptance on 23 July 2007, the commencement date of the U.S. Offer.

        Investors in the United States are urged to read the U.S. Prospectus and the Schedule TO (including the exhibits thereto) when they become available because they will contain important information. Investors will be able to obtain a copy of such documents, without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC. Further information on the U.S. Offer can be obtained from the global information agent. Documentation relating to the U.S. Offer will also be mailed in accordance with the U.S. tender offer rules.

        This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Restrictions

        The distribution of the Offer Documents and any separate documentation regarding the Offer in jurisdictions other than the Netherlands, and the making of the Offer in jurisdictions other than the Netherlands, may be restricted by law, and persons into whose possession the Offer Documents and any separate documentation regarding the Offer come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions. None of RFS Holdings, Fortis, RBS, Santander or any of their advisers or Fortis Bank (Nederland) N.V. accepts any liability for any violation by any person of any such restriction.

        Any person (including, without limitation, custodians, nominees and trustees) who would or otherwise intends to forward the Offer Documents or any related document should carefully read the section "Restrictions" in the Offer Document before taking any action.